                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.   )/1/



                       Millennium Pharmaceuticals, Inc.
-------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $.001 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  0005999021
                      -----------------------------------
                                (CUSIP Number)

            Samuel P. Hunt, III, Esq., PerSeptive Biosystems, Inc.
                500 Old Connecticut Path, Framingham, MA 01701
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               February 10, 1997
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

       NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


---------------
/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
------------------------                                     ------------------
CUSIP NO.    0005999021                                       PAGE 2 OF 8 PAGES
------------------------                                     ------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      PerSeptive Biosystems, Inc.   04-2987616

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      SC

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,612,582

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,612,582

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,612,582

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.6%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
------------------------                                     ------------------
CUSIP NO.    0005999021                                       PAGE 3 OF 8 PAGES
------------------------                                     ------------------


ITEM 1.  SECURITY AND ISSUER

   This statement on Schedule 13D relates to the Common Stock, $.001 par value per share (the "Common Stock"), of Millennium Pharmaceuticals, Inc., a Delaware
corporation (the "Issuer").   The principal executive offices of the Issuer are
located at 640 Memorial Drive, Cambridge, MA  02139-4815.

ITEM 2.  IDENTITY AND BACKGROUND

     (i) The name of the person filing this statement is PerSeptive Biosystems, Inc., a Delaware corporation ("PerSeptive").

     (ii) The address of the principal office and principal business of PerSeptive is 500 Old Connecticut Path, Framingham, MA 01701.

     (iii) PerSeptive and its subsidiaries develop, manufacture and market an integrated line of proprietary advanced instrumentation systems and consumable products for the purification, analysis and synthesis of biomolecules.

     (iv) Set forth in Schedule I is the name and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of PerSeptive's directors and executive officers as of the date hereof.

     (v) During the past five years, neither PerSeptive, nor, to PerSeptive's knowledge, any person named in Schedule I to this Schedule 13D has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (vi) During the past five years, neither PerSeptive, nor, to PerSeptive's knowledge, any person named in Schedule I to this Schedule 13D, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to Federal or state securities laws or finding any violation with respect to such laws.

     (vii)  All of the directors and executive officers of PerSeptive named in
Schedule I are citizens of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

   Pursuant to an Agreement and Plan of Merger dated January 20, 1997 (the "Merger Agreement"), among the Issuer, CPI Acquisition Corp., a wholly-owned subsidiary of the Issuer ("Merger Sub"), and ChemGenics Pharmaceuticals Inc. ("ChemGenics"), Merger Sub was merged with and into ChemGenics (the "Merger"), with each share of the common stock, $.001 par per share, of ChemGenics (the "ChemGenics Common Stock") (other than shares as to which appraisal rights have been demanded and perfected in accordance with the Delaware General Corporation
Law), converted into the right to receive .2374 shares of common stock, $.001 par value per share, of the Issuer ("Issuer Common Stock"). Pursuant to the Merger Agreement, PerSeptive received 1,612,582 shares of Issuer

                                  SCHEDULE 13D
------------------------                                     ------------------
CUSIP NO.    0005999021                                       PAGE 4 OF 8 PAGES
------------------------                                     ------------------


Common Stock in exchange for its ChemGenics Common Stock and cash in the amount of $4,000,000 in exchange for certain other securities of ChemGenics.

   PerSeptive acquired its shares of ChemGenics Common Stock pursuant to a Master Agreement (the "Master Agreement") dated as of May 7, 1996, as amended, and a related License Agreement dated June 18, 1996, as amended, each such agreement by and between PerSeptive (and certain of its subsidiaries) and ChemGenics, whereby PerSeptive transferred certain assets and employees to ChemGenics and granted ChemGenics a non-exclusive license to use PerSeptive's technology for drug discovery purposes in exchange for shares of ChemGenics Common Stock, warrants to purchase additional shares of ChemGenics Common Stock exercisable until June 28, 2000, and a promissory note. Pursuant to the terms of the Master Agreement, approximately 10% of the shares of ChemGenics Common Stock issued to PerSeptive are subject to forfeiture if PerSeptive fails to perform certain obligations to ChemGenics. This forfeiture provision lapses with respect to one third of such shares on June 30, 1997 and on each of the next two anniversaries thereof. After the Merger, these forfeiture provisions will apply, in the same relative proportions, to PerSeptive's shares of Issuer
Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION

     PerSeptive acquired the Issuer Common Stock pursuant to the Merger Agreement described above. Except as stated below, PerSeptive has no present plans which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j) Any action similar to any of those enumerated above.

                                  SCHEDULE 13D
------------------------                                     ------------------
CUSIP NO.    0005999021                                       PAGE 5 OF 8 PAGES
------------------------                                     ------------------


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

   (a)   Amount Beneficially Owned:
              PerSeptive beneficially owns 1,612,582 shares of Issuer Common Stock.

         Percent of Class:
              PerSeptive owns 5.6% of Issuer Common Stock.

   (b)   Number of Shares as to which such person has:
          (i)    sole power to vote or direct the vote:  1,612,582 shares

          (ii)   shared power to vote or direct the vote: NOT APPLICABLE

          (iii)  sole power to dispose or to direct the disposition of:
                 1,612,582 shares

          (iv)   shared power to dispose or to direct the disposition of:
                 NOT  APPLICABLE


   (c)   Neither PerSeptive, nor, to PerSeptive's knowledge, any person named in
Schedule I, has affected any transaction in the Issuer Common Stock during the past 60 days.

   (d)  Not applicable.

   (e)  Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

   Pursuant to the terms of the Merger Agreement, the Issuer has agreed to file with the Securities and Exchange Commission ("SEC") a resale registration statement on Form S-3 (or other appropriate form) registering the shares of Issuer Common Stock issued pursuant to the Merger Agreement. Pursuant to a letter agreement (the "Letter Agreement") dated February 3, 1997 by and between PerSeptive and the Issuer, PerSeptive has agreed that, during the period commencing at the Effective Time (as defined in the Merger Agreement) and ending on the date that such registration statement is filed by the Issuer and declared effective by the SEC (the "Date of Effectiveness"), PerSeptive shall not sell, exchange, transfer, assign, pledge, dispose of or engage in any transaction, including a transaction or arrangement that reduces the risk of loss by short sale, hedging or otherwise, of any Issuer Common Stock issued and delivered pursuant to the Merger Agreement. During the period commencing on the Date of Effectiveness and ending July 31, 1997 and the period beginning August 1, 1997 and ending September 30, 1997, the foregoing prohibition shall apply with respect to fifty percent (50%) and twenty-five percent (25%), respectively, of the Issuer Common Stock issued and delivered to PerSeptive pursuant to the Merger Agreement. After September 30, 1997, the foregoing prohibition shall have no further force and effect.

                                  SCHEDULE 13D
------------------------                                     ------------------
CUSIP NO.    0005999021                                       PAGE 6 OF 8 PAGES
------------------------                                     ------------------

   Except as described above, to PerSeptive's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.        Description
-----------        -----------

   1               Letter Agreement dated February 3, 1997 by and between
                   PerSeptive Biosystems, Inc. and Millennium Pharmaceuticals,
                   Inc.


                                  SCHEDULE 13D
------------------------                                     ------------------
CUSIP NO.    0005999021                                       PAGE 7 OF 8 PAGES
------------------------                                     ------------------


  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and current.

Date:  February 20, 1997            PERSEPTIVE BIOSYSTEMS, INC.



                                    /s/ John F. Smith
                                    --------------------------------------
                                    John F. Smith
                                    President

                                  SCHEDULE 13D
------------------------                                     ------------------
CUSIP NO.    0005999021                                       PAGE 8 OF 8 PAGES
------------------------                                     ------------------



                                                          SCHEDULE I
                                                          ----------

                                                      Name and Address of
                                                      Corporation or Other
                             Principal Occupation     Organization in Which
Name                         or Employment            Employed
----                         ----------------------   ------------------------

Noubar B. Afeyan, Ph.D.      Chief Executive          PerSeptive Biosystems,
                             Officer, Director and    Inc.
                             Chairman of the Board    500 Old Connecticut Path
                                                      Framingham, MA 01701

John F. Smith                President and Director   PerSeptive Biosystems,
                                                      Inc.
                                                      500 Old Connecticut Path
                                                      Framingham, MA 01701

Thomas G. Ruane              Senior Vice President,   PerSeptive Biosystems,
                             Chief Financial          Inc.
                             Officer and Treasurer    500 Old Connecticut Path
                                                      Framingham, MA 01701

Bruce J. Ryan                Director                 Amdahl Corporation
                                                      1250 East Arques Avenue
                                                      (M/S 104)
                                                      P.O. Box 3470
                                                      Sunnyvale, OH  94088-3470

Daniel I.C. Wang, Ph.D.      Director                 Massachusetts Institute
                                                      of Technology
                                                      18 Vassar Street
                                                      Building 20A
                                                      Room 207
                                                      Cambridge, MA 02139

Edwin M. Kania, Jr.          Director                 One Liberty Ventures
                                                      One Liberty Square
                                                      Boston, MA 02109

William F. Pounds, Ph.D.     Director                 MIT Sloan School of
                                                      Management
                                                      50 Memorial Drive E52-472
                                                      Cambridge, MA 02142